UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2003            File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

Interim Financial Statements (unaudited) for the three months ended May 31, 2003

2.

Information Circular for the Annual General Meeting dated July 2, 2003

3.

Form of Proxy

4.

Notice of Annual General Meeting to be held August 19, 2003

5.

News Release dated July 18, 2003

6.

News Release dated August 22, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: March 4, 2004	By: /s/ George Whatley George Whatley, President and Director

ALPHA GOLD CORP.
INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED MAY 31, 2003
(An Exploration Stage Company)
(Unaudited - Prepared By Management)

ALPHA GOLD CORP.
INTERIM BALANCE SHEETS

MAY 31, 2003
(An Exploration Stage Company)
(Unaudited - Prepared By Management)

	May 31, 2003	February 28, 2003
ASSETS CURRENT Cash and term deposits	$2,145,210	$2,130,049
Accounts receivable	15,796	8,499
Taxes receivable	137,586	137,586
Prepaid expense	10,447	11,340
	2,309,039	2,287,474
INVESTMENT IN EXPLORATION PROPERTIES (Schedule)	376,114	376,114
EXPENDITURES ON EXPLORATION PROPERTIES (Schedule)	3,039,221	3,020,656
PROPERTY, PLANT AND EQUIPMENT (Note 4)	43,235	46,677
	$5,767,609	$5,730,921
LIABILITIES CURRENT Accounts payable and accrued liabilities	$ 6,000	$ 11,044
SHAREHOLDERS' EQUITY SHARE CAPITAL (Note 5)	8,027,308	7,950,693
DEFICIT	(2,265,699)	(2,230,816)
	5,761,609	5,719,877
	$5,767,609	$5,730,921

APPROVED BY THE DIRECTORS

“George Whatley”

“Richard Whatley”

ALPHA GOLD CORP.
INTERIM STATEMENTS OF OPERATIONS
THREE MONTH PERIOD ENDED MAY 31, 2003
(An Exploration Stage Company)
(Unaudited - Prepared By Management)

	Cumulative, Inception to May 31, 2003	3 months ended May 31, 2003	3 months ended May 31, 2002
REVENUE Sales	$ 97,403	$ -	$ -
EXPENSES Amortization	157,812	3,442	2,204
Automotive	66,712	1,689	4,594
Bad debts	14,999	-	-
Consulting and management fees	304,263	15,000	15,000
Financial relations	59,000	-	-
Gain on disposal of capital assets	(24,414)	-	-
Gain on disposal of exploration property	(7,400)	-	-
Graphics	53,632	-	-
Insurance	23,880	2,185	1,787
Office, printing and miscellaneous	218,126	2,917	3,092
Professional fees	502,542	8,943	7,880
Property investigation	25,052	-	-
Regulatory and transfer fees	108,310	159	37
Rent	68,430	1,500	1,500
Repairs and maintenance	13,291	-	-
Shareholder relations	59,900	11,616	1,200
Telephone	6,895	-	-
Travel and promotion	89,976	1,369	486
Wages	12,864	-	-
Write-off of exploration properties	809,960	-	-
Write-down of capital assets	46,527	-	-
	2,610,357		37,780
NET LOSS BEFORE OTHER INCOME & EXPENSES	(2,512,954)	(48,820)	(37,780)
OTHER INCOME Insurance proceeds	12,898	-	-
Interest	224,890	14,225	4,500
Gain on disposal of marketable securities	60,093	-	-
OTHER EXPENSES Interest, bank charges and foreign exchange	(16,140)	(288)	(52)
Loss on realization of demand debenture	(14,487)	-	-
Write-off of investment in & advances to subsidiary	-	-	-
Write-down of marketable securities	(19,999)	-	-
	247,255	13,937	4,448
NET LOSS FOR THE PERIOD	$(2,265,699)	$(34,883)	$(33,332)
LOSS PER SHARE	$(0.11)	$(0.01)	$(0.01)

ALPHA GOLD CORP.
INTERIM STATEMENTS OF DEFICIT
THREE MONTH PERIOD ENDED MAY 31, 2003
(An Exploration Stage Company)
(Unaudited - Prepared By Management)

Cumulative, Inception to May 31, 2003	3 months ended May 31, 2003	3 months ended May 31, 2002

DEFICIT – BEGINNING OF PERIOD		$(2,230,816)	$(2,076,613)

NET LOSS FOR THE PERIOD	$(2,265,699)	(34,883)	(33,332)

DEFICIT – END OF THE PERIOD		$(2,265,699)	$(2,109,945)

INTERIM STATEMENTS OF CASH FLOWS

THREE MONTH PERIOD ENDED MAY 31, (An Exploration Stage Company) (Unaudited - Prepared By Management)		2003
	Cumulative, Inception to May 31, 2003	3 months Ended May 31, 2003	3 months Ended May 31, 2002
CASH PROVIDED BY (USED IN): OPERATING ACTIVITIES Net loss for the period	$(2,265,699)	$(34,883)	$(33,332)
Items not affecting cash: Amortization	157,812	3,442	2,204
Gain on disposal of property, plant and equipment	(24,945)	-	-
Gain on sale of exploration property	(7,400)	-	-
Gain on disposal of marketable securities	(60,093)	-	-
Loss on realization of demand debenture	14,487	-	-
Write-off of exploration properties	809,960	-	-
Write-off of investment in and advances to subsidiary	20,668	-	-
Write down of property, plant and equipment	46,527	-	-
Write down of marketable securities	19,999	-	-
	(1,288,684)	(31,441)	(31,128)
Changes in non-cash working capital balances	(200,734)	(11,448)	(9,097)
	(1,489,418)	(42,889)	(40,225)
INVESTING ACTIVITIES Investment in and expenditures on exploration properties	(4,237,895)	(18,565)	(9,364)
Proceeds on disposal of exploration property	20,000	-	-
Proceeds on disposal of marketable securities	60,094	-	-
Purchase of property, plant and equipment	(222,629)	-	(12,097)
Demand debenture	(12,250)	-	-
	(4,392,680)	(18,565)	(21,461)
FINANCING ACTIVITIES Proceeds on issuance of shares	8,027,308	582,750	-
Proceeds on shares allotted but not issued	-	(506,135)	-
	8,027,308	76,615	-
INCREASE (DECREASE) IN CASH FOR THE PERIOD	2,145,210	15,161	(61,686)
CASH AND TERM DEPOSITS - BEGINNING OF THE PERIOD	-	2,130,049	1,106,877
CASH AND TERM DEPOSITS - END OF THE PERIOD	$2,145,210	$2,145,210	$1,045,191

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
MAY 31, 2003

(An Exploration Stage Company) (Unaudited – Prepared By Management)

1.

NATURE OF OPERATIONS

The investment in and expenditures on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. As described in note 9, these principles differ in certain material respects from United States generally accepted accounting principles.

Translation of Foreign Currency

Amounts recorded in foreign currency have been translated into Canadian dollars as follows:

Accounts included in the statement of income and deficit are translated at average rates of exchange prevailing during the year; and, Accounts included in the balance sheet are translated at rates of exchange at year end; except that, capital assets and investment in and expenditures on exploration properties are translated at rates prevailing at last acquisition dates or at the rate prevailing at last write-down to fair market value.

All gains and losses arising from the translation of foreign currency are included in net income.

(c)

Deferred Expenditures

Acquisition costs of exploration properties, rights and options together with direct exploration and development expenditures thereon are deferred in the accounts to be written off when production is attained or disposition occurs. Acquisition costs will be reduced by any payments from the granting of options to purchase the exploration property.

Such expenditures are accumulated and amortized using the unit of production method based upon the estimated proven reserves in each cost centre as determined by independent engineers, or charged to income if any cost centre is determined to be unsuccessful.

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company’s ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

 (d)

Environmental Protection And Rehabilitation Costs

Expense related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law and contracts.

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

MAY 31, 2003

(An Exploration Stage Company) (Unaudited – Prepared By Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Property, Plant and Equipment Property, plant and equipment are recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:
(f)	Furniture and fixtures - 20% Trucks - 30% Loss Per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants is anti-dilutive.

(g)

Flow-Through Shares

From time to time, the Company finances a portion of its Canadian exploration program with flow-through share issues. Under this type of financing arrangement, the proceeds are used to fund exploration work within a defined time period and shares are subsequently issued to the vendors as consideration.

The Company receives no income tax benefits related to the expenditures made. The benefits are “flowed-through” to the investors.

(h)

Financial Instruments

The carrying value of cash and term deposits, accounts receivable, prepaid expenses and accounts payable and accrued liabilities approximate their fair values due to the short period to maturity of these instruments.

(i)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

(j)

Income Taxes

The company follows the liability method of accounting for income taxes. Under this policy, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

MAY 31, 2003

(An Exploration Stage Company)

 (Unaudited – Prepared By Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Stock Options

As of January 1, 2002, the Company adopted the standard in Section 3870 “Stock-based Compensation and Other stock-based Payments”, of the Canadian Institute of Chartered Accounts Handbook to be applied prospectively. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro-forma net income and pro-forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used.

3.	EXPLORATION PROPERTIES
		May 31, 2003	February 28, 2003
	Acquisition costs (Schedule)	$ 376,114	$ 376,114
	Deferred expenditures (Schedule)	3,039,221	3,020,656
		$3,415,335	$3,396,770

(a)

Lust Dust Claims

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia (subject to a 5% Net Profit Interest to a maximum of $100,000) for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each. The vendor retains a royalty of 2% of net smelter returns. The Company retains a right to repurchase one-half (or 1%) of the net smelter return royalty for $500,000 cash.

(b)

Goldbanks

On October 30, 1995, the Company entered into an Agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The Company and the vendor agreed to terminate the Option Agreement dated April 30, 1994. Payment under the Option Agreement totalled $26,400.00 U.S. and apply to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at February 28, 2003, regulatory approval had been received but the shares had not yet been issued.

ALPHA GOLD CORP.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

MAY 31, 2003

(An Exploration Stage Company) (Unaudited – Prepared By Management)

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

MAY 31, 2003

(An Exploration Stage Company)

(Unaudited – Prepared By Management)

4.

PROPERTY, PLANT AND EQUIPMENT

			Net Book Value
	Cost	Accumulated Amortization	May 31, 2003	February 28, 2003

Furniture and fixtures	$16,361	$145,117	$ 2,244	$ 2,362
Trucks	52,560	11,569	40,991	44,315

	$68,921	$25,686	$43,235	$46,677

5.

SHARE CAPITAL

(a)

Authorized

  100,000,000 common shares without par value

(b)

Issued

	3 months ended May 31, 2003	Year ended February 28, 2003
	Number of shares	Amount	Number of Shares	Amount

Balance – at the Beginning of the period	19,732,380	$7,444,558	16,371,760	$6,102,060

Issue during the period
- for cash @ $0.35 (see i) below)	1,500,000	525,000
-for cash @ $0.33 (see ii) below)	175,000	57,750
Issued during the year
- for cash @ $0.40 (see iii) below)			3,135,620	1,254,248
- for cash @ $0.40 (see iv) below)			200,000	80,000
- for cash @ $0.33 (see v) below)			25,000	8,250

Balance – at the end of the period	21,407,380	$ 8,027,308	19,732,380	$ 7,444,558

(c ) Allotted during the year – not yet issued - for cash	-	-	1,446,100	506,135

Totals – issued and allotted	21,407,380	$ 8,027,308	21,178,480	$ 7,950,693

5.

SHARE CAPITAL (continued) During the period:

i) 1,500,000 shares were issued at $0.35 per share (of which 663,900 were “flow-through shares”) that provided purchasers with warrants to purchase one additional common share at a price of $0.43 expiring February 18, 2005.

ii) 175,000 shares were issued at $0.33 per share due to the exercised of employee stock options.

In the prior year:

iii) 3,135,620 common shares were issued for $0.40 per share (of which 900,000 were “flow-through shares”) with warrants to purchase additional common shares at a price of $0.50 per share expiring August 12, 2004.

iv) 200,000 common shares were issued for $0.40 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

v) 25,000 common shares were issued at $0.33 per share due to the exercise of management options. The remaining 175,000 options were exercised subsequent to the year-end.

As of May 31, 2003, the following share purchase warrants were outstanding:

Shares	$ per share	Expiration
971,428	$0.46	June 18, 2003
300,000	$0.50	June 18, 2003
3,135,620	$0.50	August 12, 2004

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

MAY 31, 2003

(An Exploration Stage Company) (Unaudited – Prepared By Management)

6.

SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant. Options vest on the date granted.

A summary of the Company’s options at May 31, 2003 and the changes for the period are as follows:

Number Outstanding February 28, 2003	Granted	Exercised	Forfeited	Expired	Number Outstanding May 31, 2003	Exercise Price Per Share	Expiry Date

175,000	-	(175,000)	-	-	-	$0.33	May 1, 2003
750,000	-	-	-	-	750,000	$0.40	April 25, 2004
300,000	-	-	-	-	300,000	$0.50	June 7, 2005

1,225,000	-	(175,000)	-	-	1,050,000	$0.33-0.50	June 7, 2005

As of January 1, 2002, the Company adopted the standard in Section 3870 “Stock-based Compensation and Other stock-based Payments”, of the Canadian Institute of Chartered Accounts Handbook to be applied prospectively (Note 2 [k]).

The Company elected not to adopt the fair value method for stock-based compensation granted to employees and directors. Had compensation cost for the Company’s stock-based awards granted to employees and directors been determined under the fair value based method of accounting for awards granted on or after January 1, 2002, pro forma loss would have amounted to $350,703 and pro forma loss per share would have been $0.01 for the year ended February 28, 2003. The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each grant:

	April 25 Grant	June 7 Grant
Number of options	750,000	300,000
Dividend yield	0.00%	0.00%
Expected volatility	89.05%	92.50%
Risk-free interest rate	3.80%	3.70%
Expected life (years)	2	3

The weighted average grant-date fair value per option was $0.17 for April 25 and $0.23 for June 7.

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

MAY 31, 2003

(An Exploration Stage Company) (Unaudited – Prepared By Management)

7.

INCOME TAXES

The Company has available non-capital losses of $742,262, Cumulative Canadian Exploration Expenses of $284,832, Cumulative Canadian Development Expenses of $483,236 and Cumulative Foreign Exploration and Development Expenses of $928,904 which may be carried forward to reduce taxable income in future years. The potential future income tax benefit arising from the foregoing is not reflected in these financial statements. The non-capital losses expire as follows:

2004	17,541
2005	57,137
2006	89,273
2007	104,349
2008	109,248
2009	121,751
2010	150,073
$649,372

	Year ended February 28, 2003	Year ended February 28, 2002

Future income tax asset	$259,709	$237,915
Valuation allowance	(259,709)	(237,915)

Net future income tax asset	$ -	$ -

The Company has recorded a valuation allowance against its future income tax asset because it believes it is not more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

8.

RELATED PARTY TRANSACTIONS

During the quarter, the Company paid fees of $20,000 (2002 - $20,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $1,500 (2002 - $1,800) for secretarial and bookkeeping services, and $1,500 (2002 - $1,500) for office rental.

9.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Differences which materially affect the measurement of items included in the financial statements are:

a) U.S. GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Any other related costs in respect of the properties are charged to earnings under U.S. GAAP and capitalized under Canadian GAAP.

ALPHA GOLD CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

MAY 31, 2003

(An Exploration Stage Company)

(Unaudited – Prepared By Management)

9.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

b) Had the Company followed U.S. GAAP, certain items on the statements of income and deficit would have been reported as follows:

	3 months ended May 31, 2003	3 months ended May 31, 2002
Loss per Canadian GAAP	$(34,883)	$(33,332)
Effect of the write-off exploration costs for the period	(18,565)	(9,364)
Loss per U.S. GAAP	$(53,448)	$(42,696)
Basic loss per share under U.S. GAAP	$(0.01)	$(0.01)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

c) The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

d) The effects of the differences in accounting under Canadian GAAP and U.S. GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	May 31,	2003	February 28,	2003
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Current assets	$2,309,039	$2,309,039	$2,287,474	$2,287,474
Exploration properties and deferred costs	3,415,335	-	3,396,770	-
Capital assets	43,235	43,235	46,677	46,677
	$5,767,609	$2,352,274	$5,730,921	$2,334,15
Current liabilities	$ 6,000	$ 6,000	$ 11,044	$ 11,044
Share capital	8,027,308	8,027,308	7,950,693	7,950,693
Deficit	(2,265,699)	(5,681,034)	(2,230,816)	(5,627,586)
	$5,767,609	$2,352,274	$5,730,921	$2,334,15

9.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
e) Reconciliation of statements of cash flows
	3 months ended May 31, 2003
	Operations Investing		Financing
Cash generated (used) per Canadian GAAP Effect of the write-off of exploration and G&A project costs	$(42,889) (18,565)	$(18,565) 18,565	$76,615 -
Cash generated (used) per U.S. GAAP	$(61,454)	$ -	$76,615
	3 months ended May 31, 2002
	Operations	Investing	Financing
Cash generated (used) per Canadian GAAP	$(40,225)	$(21,461)	$ -
Effect of the write-off of exploration and G&A project costs	(9,364)	9,364	-
Cash generated (used) per U.S. GAAP	$(49,589)	$(12,097)	$ -

ALPHA GOLD CORP.
SCHEDULE OF DEFERRED EXPENDITURES

THREE MONTHS ENDED MAY 31, 2003
(An Exploration Stage Company)
(Unaudited – Prepared By Management)

				Total
	Lust Dust Claims	Goldbanks Claims	3 months ended May 31, 2003	Year ended February 28, 2003
EXPLORATION Assaying	$857	$ -	$857	$ 24,022
Camp expenses	6,322	-	6,322	17,238
Drilling	-	-	-	459,441
Filing fees & claim assessment	-	-	-	2,000
Fuel	-	-	-	1,012
Geological/geochemical work and reports	10,396	-	10,396	161,122
On-site management	-	-	-	23,500
Roadwork/Reclamation	-	-	-	49,221
Travel	990	-	990	22,771
	18,565	-	18,565	760,327
BC Mining Tax Credit	-	-	-	(126,086)
EXPENSES FOR THE PERIOD	18,565	-	18,565	634,241
BALANCE - BEGINNING OF THE PERIOD	2,742,283	278,373	3,020,656	2,386,415
BALANCE - END OF THE PERIOD	$2,760,848	$278,373	$3,039,221	$3,020,656

ALPHA GOLD CORP.
EXPLORATION PROPERTIES

THREE MONTHS ENDED MAY 31, 2003
(An Exploration Stage Company)
(Unaudited – Prepared By Management)

ACQUISITION COSTS BY CLAIM GROUP

	Lustdust	Goldbanks	3 months ended May 31, 2003	Total Year ended February 28, 2003
Balance, beginning of period	$339,682	$ 36,432	$376,114	$376,114
Acquisition costs for the period	-	-	-	-
Balance, end of period	$339,682	$ 36,432	$376,114	$376,114

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, British Columbia V3K 3Z8
Phone: 604-939-4083 Fax: 604-939-4981

INFORMATION CIRCULAR
as at July 2, 2003

This Information Circular is furnished to you in connection with the solicitation of proxies by management of Alpha Corp. Corp. (the “Company”) for use at the annual general meeting of shareholders (the “Meeting”) to be held on August 19, 2003 at the time and place and for the purposes set forth in the accompanying notice of meeting. In this Information Circular, unless the context otherwise requires, all references to the Company, “Alpha”, “we”, “us” and “our” refer to Alpha Gold Corp.

Pursuant to section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in the Vancouver Sun newspaper on June 23, 2003 and filed with the TSX Venture Exchange. Notice of the Meeting was also provided to the Securities Commissions in each jurisdiction where we are a reporting issuer under applicable securities laws.

GENERAL PROXY INFORMATION Who Can Vote

Persons who on July 14, 2003 are recorded on our share register as holders of our Common shares can vote at the Meeting. Each Common share has the right to one vote. As of July 2, 2003, we had outstanding 22,343,094 Common shares.

To the knowledge of our directors and officers, as of July 2, 2003, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Alpha. 10,773,651 shares, representing 48% of the issued and outstanding shares, are registered in the name of the Canadian Depository for Securities Limited (“CDS”), 85 Richmond Street West, Toronto, Ontario, M5H 2C9. The shares registered in the name of CDS are held in the names of brokerage clearing houses and management of Alpha is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in brokerage houses.

How You Can Vote

If you are a registered shareholder (your Common shares are held in your name) you may vote your Common shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular.

If you are an unregistered shareholder (your Common shares are held in “street name” because they are registered in the name of a stockbroker or financial intermediary), you must follow special procedures if you wish to vote at the Meeting. To vote in person at the Meeting, as an unregistered shareholder you must insert your name in the space provided in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. If you do not plan to attend the Meeting, you can vote as an unregistered shareholder by proxy by following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. In either case, the proxy must be delivered in the manner described in this Information Circular or as instructed by your stockbroker or financial intermediary. If you are unsure as to how to follow these procedures, please contact your stockbroker. If you are an unregistered shareholder and attend the Meeting without following these special procedures, you will not be entitled to vote at the Meeting.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are the President and Secretary of the Company. You may also appoint some other person (who need not be a shareholder of Alpha) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the internet.

Submitting a proxy by mail or fax or over the internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must then be returned to the Company’s transfer agent, Pacific Corporate Trust Company, by fax (604) 689-8144, by mail or by hand at its office at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 at anytime up to and including 4:00 p.m. (Vancouver time) on August 15, 2003.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touchtone telephone. The telephone number to call is 1-888-835-8683. Shareholders must follow the instructions, use the form of proxy received from the Company and provide the I.D. and Code numbers located beside your name on the proxy form on the lower left-hand side. If the I.D. and Code numbers are not on the proxy, they will be on the back of the flyer enclosed with this material. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the internet must access the website: http://www.stocktronics.com/webvote.

Registered shareholders must then follow the instructions and refer to the proxy form received from Company which contains the I.D. and Code numbers, located on the proxy form. Voting instructions are then conveyed electronically the shareholder and the internet.

Non-registered shareholders, that is, those whose shares are held in “nominee” name, usually banks, trust companies, securities brokers or other financial institutions, will be provided with voting instructions by the nominee. Please see further instructions above under the heading “How You Can Vote” (page 1).

Solicitation of Proxies

We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. We are paying all proxy solicitation costs.

Revocation of Proxies

You can revoke your proxy by

·

providing a written notice of revocation to the Pacific Corporate Trust Company before 4:00 p.m. on August 18, 2003,

·

providing a written notice of revocation to Alpha at its registered office which is located at the offices of Lang Michener, 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, before the 4:00 p.m. on August 18, 2003,

·

advising the Chairman of the Meeting that you are voting in person at the Meeting, or

·

any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken. Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on

·

each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors,

·

any amendment to or variation of any matter identified in the proxy, and

·

any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

As of the date of this Information Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee named in the proxy intends to vote in accordance with the nominee's best judgment.

ELECTION OF DIRECTORS

There are currently five members on the board of directors of the Company. The directors have proposed that the number of directors remain at five. You will be asked to approve an ordinary resolution that the number of directors to be elected be fixed at five.

The term of office of each of the current directors will end at the conclusion of the Meeting. Each director elected will hold office until the end of our next annual general meeting, or if no director is then elected, until a successor is elected or until the director resigns.

Each of the proposed nominees for election by you has been appointed by management of the Company. Each nominee is currently a director of the Company. The following table sets out certain information as at July 2, 2003 regarding the nominees for election as directors. Information included in this table has been provided by the nominees.
Name, Position and	Occupation, Business or	Period a Director of	Shares Beneficially Owned or
Country of Residence	Employment(1)	the Company	Controlled(1)
George Whatley	Self-employed Exploration	Since November 8,	1,159,850
President, Chief	Consultant; President and	1995.
Executive Officer and Director Canada Richard George Whatley	Chief Executive Officer of the Company. Self-employed consulting	Since December 14,	235,000
Secretary, Chief	engineer.	1989.
Financial Officer and Director Canada Kenneth E. Arthurs	Retired Businessman.	Since August 18,	97,000
Director		1998.
Canada Paul R. Mattinen	Independent Consulting	Since August 20,	20,000
Director	Geologist providing	1997.
USA Carl Pines	geotechnical services to the mining industry, primarily in Nevada and California. Partner, Pines & McIntyre	Since October 29,	300,000
Director	Barristers & Solicitors.	1999.
Canada

(1)

The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Board of Directors and Committees

The board of directors is responsible for the governance of the Company. It establishes our overall policies and standards. The board of directors meets on a regularly scheduled basis. In addition to these meetings, the directors are kept informed of our operations through reports and analyses by, and discussions with, management.

The board of directors has established an audit committee. The board does not have an executive committee. The board expects to form a compensation committee during the current fiscal year.

The members of the audit committee are George Whatley, Paul R. Mattinen and Kenneth E. Arthurs. The functions of the audit committee are:

·

Meets with the financial officers of the Company and its independent auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.

·

Recommends to the board of directors the auditors to be appointed.

·

Reviews and recommends to the board for approval the annual financial statements, quarterly financial statements and the annual report and certain other documents required by regulatory authorities.

APPOINTMENT OF AUDITOR

Bailey & Associates, Chartered Accountants, of Suite 888 – 609 West Hastings Street, Vancouver, British Columbia, V6B 4W4 will be nominated at the Meeting for reappointment as our auditors at remuneration to be fixed by the directors. Bailey & Associates were appointed our auditors in August, 1998.

COMPENSATION OF EXECUTIVE OFFICERS

During the Company’s financial year ended February 28, 2003 the aggregate direct remuneration paid or payable to the Company’s directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $119,700. The direct remuneration paid or payable to the Company’s directors and senior officers by subsidiaries of the Company whose financial statements are not consolidated with those of the Company was nil.

George Whatley, the President and Chief Executive Officer of the Company, and Richard George Whatley, the Secretary and Chief Financial Officer of the Company, are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

SUMMARY COMPENSATION					TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other Annual	Securities Under Options/	Restricted Shares or Restricted		All Other
Name and Principal		Salary	Bonus	Compen- sation	SARs Granted	Share Units	LTIP Payouts	Compen- sation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
George Whatley	2003	Nil	Nil	74,700(1)	400,000(5)	Nil	Nil	Nil
President, Chief	2002	Nil	Nil	67,500(2)	Nil	Nil	Nil	Nil
Executive Office and	2001	Nil	Nil	71,500(3)	Nil	Nil	Nil	Nil
Director
Richard George Whatley	2003	Nil	Nil	45,000(4)	200,000(5)	Nil	Nil	Nil
Secretary, Chief Financial	2002	Nil	Nil	26,000(4)	Nil	Nil	Nil	Nil
Officer and Director	2001	Nil	Nil	17,000(4)	Nil	Nil	Nil	Nil

George Whatley received $50,000 as a fee for administration of Alpha’s affairs, $23,500 as a fee to manage and supervise the drilling program and $1,200 as a car allowance.

George Whatley received $36,000 as a fee for administration of Alpha’s affairs and $31,500 as a fee to manage and supervise the drilling program.

George Whatley received $40,000 as a fee for administration of Alpha’s affairs and $31,500 as a fee to set up, manage and supervise the drilling program.

(1)

Richard George Whatley received these funds for engineering and survey services.

(2)

These options were granted at any exercise price of $0.40 and expire on April 25, 2004.

Shares Options

The share options granted to the Named Executive Officers during the financial year ended February 28, 2003 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
George Whatley	400,000	Nil(1)	$0.40	$0.45	April 25, 2004
Richard George Whatley	200,000	Nil(1)	$0.40	$0.45	April 25, 2004

(1)

No options were granted to employees of the Company during the year ended February 28, 2003.

No share options were exercised by the Named Executive Officers during the financial year ended February 28, 2003. The value of the unexercised in-the-money options at February 28, 2003 was nil.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended February 28, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts There are no employment contracts between the Company and the Named Executive Officers.

There are no compensatory plans or arrangements with respect to a Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof. An aggregate of 750,000 options to purchase shares were granted to the directors at an exercise price of $0.40 per share during the year ended February 28, 2003. These options expire on April 25, 2004. The shares traded at a high of $0.45 per share and a low of $0.40 per share during the 30 day period preceding the date of grant.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive offices or senior officers of Alpha or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to the Company.

Interest of Insiders in Material Transactions

Other than as set forth elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, or any member beneficially owning shares carrying more than 10% of the voting rights attached to the common shares, or any proposed management nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing persons has since March l, 2002, (being the commencement of the Company's last completed fiscal year) any material interest, directly or indirectly, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

On July 10, 2002, the Company completed a private placement of 3,135,620 Units (of which 900,000 were flow-through) at a price of $0.40 per Unit. Each Unit is comprised of one common share (or flow-through common share) and one warrant to purchase an additional non-flow-through common share for a two-year period at a price of $0.50 per share. Whatley Holdings Inc. (a company controlled by George Whatley) purchased 250,000 Units.

On March 7, 2003 the Company completed into a private placement of 1,500,000 Units (of which 663,900 are flow-through units) at a price of $0.35 per Unit. Each Unit is comprised of one common share (or flow-through common share) and one warrant to purchase an additional common share for a two-year period at a price of $0.43 per share. George Whatley has purchased 200,000 Units.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or senior officer of the Company at any time since the beginning of the last fiscal year, nor any individual proposed to be a director or officer of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors and as set forth in this Information Circular.

Management Contracts

Management services for the Company are not, to any substantial degree, performed by persons who are not senior officers and directors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON Share Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, management of the Company proposes that shareholders adopt a Share Option Plan (the “Plan”). Under the Plan, a total of up to 4,400,000 shares of the Company will be reserved for share incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees"). At the date of this Information Circular there are 1,225,000 options outstanding and these options will be rolled into the Plan.

The Company’s board of directors have recommended that the number of shares reserved for issuance as share incentive options under the Plan be equal to 20% of the Company’s issued and outstanding shares. 20% of the Company’s issued and outstanding shares at the date hereof is 4,468,618 shares.

The number of shares reserved for issuance under the Plan requires shareholder and TSX Venture approval. Shareholders will be asked to approve an ordinary resolution of disinterested shareholders that 4,400,000 shares be reserved for issuance to future Optionees under the Plan.

An ordinary resolution is a resolution passed by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy.

Eligible Optionees

Under the policies of TSX Venture, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide TSX Venture with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)

all options granted under the Plan are non-assignable and non-transferrable and for a period of up to 5 years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)

if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optinee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)

the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of TSX Venture); and

(e)

no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period.

The Company will obtain "disinterested" shareholders' approval (described below) if:

(i)

the number of options granted to Insiders of the Company exceeds 10% of the Company’s outstanding listed shares; or

(ii)

the aggregate number of options granted to Insiders of the Company within a one year period exceeds 10% of the Company’s outstanding listed shares; or

(iii)

the number of options granted to any one Insider and such Insider’s associates within a one year period exceeds 5% of the Company’s outstanding listed shares; or

(iv)

the Company is decreasing the exercise price of options previously granted to Insiders.

(v)

Disinterested Shareholder Approval

For purposes of this resolution an aggregate of 1,811,850 shares held by insiders will not be voted at the Meeting. However, if this resolution does not pass by disinterested shareholder approval then a second vote will be held where insiders will be permitted to vote on the resolution and the plan will be adopted subject to the restrictions set out in (i) to (iv) above.

“Disinterested shareholder approval” means the approval by a majority of the votes cast by all shareholders of the Company at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by "Insiders" of the Company (generally officers and directors) to whom the DSA Options have been granted under the Plan and Associates of those Insiders.

Recommendation

The Company is of the view that the Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. A full copy of the Plan will be available for inspection at the Meeting. Directors shall also have the authority to amend the Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals. If shareholders do not approve the Plan the Company will grant options on a case by case basis with each option made subject to specific regulatory approval.

OTHER MATTERS

Management is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained from the Sedar website under the Company’s continuous disclosure documents. Additional copies of this Information Circular may be obtained upon request from the Company in person at 410 Donald Street, Coquitlam, British Columbia, V3K 3Z8 or by telephone (604) 939-7943 or fax (604) 939-4981.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Coquitlam, British Columbia, July 16, 2003.

“George Whatley”

“ Richard George Whatley”

George Whatley

Richard George Whatley

President and Chief Executive Officer

Secretary and Chief Financial Officer

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
ALPHA GOLD CORP.

(the “Company”)

TO BE HELD AT THE OFFICES OF LANG MICHENER AT 1500 – 1055 WEST GEORGIA STREET, VANCOUVER, BC ON TUESDAY, AUGUST 19, 2003, AT 10:00 AM (VANCOUVER TIME)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, George Whatley, President and a Director of the Company, or failing him, Richard George Whatley, Secretary and a Director of the Company, or in the place of the foregoing,

(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE:

______________________________________

DATE SIGNED:

___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To authorize the Directors to fix the remuneration
	to be paid to the auditor of the Company	_______	_______
2.	To determine the number of Directors at five (5)	_______	_______
3.	To approve an ordinary resolution of disinterested
	shareholders, subject to approval of the TSX Venture Exchange, to establish a share option	_______	_______
4.	plan in which up to 4,400,000 shares will be reserved for issuance pursuant to the share option plan To elect GEORGE WHATLEY as a Director	For _______	Withhold ________
5.	To elect PAUL R. MATTINEN as a Director	_______	_______
6.	To elect RICHARD GEORGE WHATLEY as a	_______	_______
7.	Director To elect KENNETH E. ARTHURS as a Director	_______	_______
8.	To elect CARL PINES as a Director	_______	_______
9.	To appoint BAILEY & ASSOCIATES, Chartered
	Accountants, as auditor for the Company	_______	_______

THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS AND OPTIONS FOR VOTING

Internet voting:
http://www.stocktronics.com/webvote

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY", by mail or by fax, at any time up to and including 4:00 p.m. on August 15, 2003, Vancouver time or with the Chairman of the Meeting on the day of the Meeting prior to 10:00 a.m. on August 19, 2003, Vancouver time.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the proxy.

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, British Columbia V3K 3Z8
Phone: 604-939-4083 Fax: 604-939-4981

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the “Meeting”) of Shareholders of Alpha Gold Corp. (the “Company”) will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on August 19, 2003 at 10:00 a.m., local time, for the following purposes:

1.

to receive the report of the directors;

2.

to receive the audited financial statements for the financial year ended February 28, 2003 and the accompanying report of the auditor;

3.

to fix the number of persons to be elected to the board of directors;

4.

to elect directors of the Company for the ensuing year;

5.

to appoint an auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

6.

to consider and if thought advisable approve an ordinary resolution of disinterested shareholders establishing a share option plan in which up to 4,400,000 shares will be reserved for issuance pursuant to the share option plan and in compliance with the policies of the TSX Venture Exchange; and

7.

to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, which includes a detailed description of the matters to be dealt with at the Meeting, along with a copy of the audited financial statements for the year ended February 28, 2003 and the auditor’s report thereon accompany this Notice.

If you are unable to attend the Meeting in person and you wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the meeting.

DATED at Coquitlam, British Columbia, July 16, 2003.

BY ORDER OF THE BOARD

”George Whatley”

George Whatley

President